Exhibit 99.3

58.com Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: WUBA)

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Notice of Annual General Meeting

to Be Held on December 17, 2015
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of 58.com Inc. (the “Company”) will be held at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 17, 2015 at 2:00 p.m. (local time), and at any adjourned meeting thereof, for the following purpose:

1.	To consider and, if thought fit, pass the following resolution:

“RESOLVED, as an ordinary resolution:

THAT the maximum aggregate number of shares of the Company which may be issued pursuant to all awards under the 2013 share incentive plan of the Company shall be increased by 1,240,500 Class A ordinary shares to a total of 13,686,128 ordinary shares (consisting of 6,686,128 Class A ordinary shares and 7,000,000 Class B ordinary shares), plus any applicable annual increase beginning in 2016.

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.”

2.	To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on November 12, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.00001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Citibank, N.A., the depositary bank for the Company’s ADS program.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.58.com, or by email to ir@58.com.

By Order of the Board of Directors,
58.com Inc.

/s/ Jinbo Yao
Jinbo Yao
Chairman of Board of Directors

Beijing, November 11, 2015